Exhibit 4.17

Financial Markets

280 Bishopsgate

   London EC2M 4RB

Date: 2 April 2003

Tsakos Energy Navigation Limited

367 Syngrou Avenue

Athens

17564

Attn: Dimitros Panagopoulos

Fax: 00 30210 9407 716

Our Reference: SPD1143

Re: USD21,460,000.00 Interest Rate Collar

Dear Sirs:

The purpose of this document is to set forth the terms and conditions of the Transaction entered into between The Royal Bank of Scotland plc and yourselves on the Trade Date specified below (the “Transaction”). This document constitutes a “Confirmation” as referred to in the Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between those definitions and provisions and this Confirmation, this Confirmation will govern.

This Confirmation supplements, forms part of, and is subject to, the 1992 ISDA Master Agreement dated as of 21 June 2002 as amended and supplemented from time to time (the “Agreement”), between yourselves and The Royal Bank of Scotland plc. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

The terms of the particular Transaction to which this Confirmation relates are as follows:

Notional Amount	USD21,460,000.00

Trade Date	1 April 2003

Effective Date	30 July 2003

Termination Date	30 July 2008 subject to adjustment in

accordance with Modified Following Business

Day Convention

Financial Markets

280 Bishopsgate

   London EC2M 4RB

Floating Amounts

Cap Floating Rate Payer	The Royal Bank of Scotland plc

Cap Floating Rate Payer Payments	Dates Every 30 January and 30 July from and including 30 January 2004 to and include the Termination Date, subject to adjustment in accordance with the Modified Following Business Day Convention

Cap Rate	4.50 pct

Floor Floating Rate Payer	Tsakos Energy Navigation Limited

Floor Floating Rate Payer Payment Dates	Every 30 January and 30 July from and including 30 January 2005 to and including the Termination Date, subject to adjustment in accordance with the Modified Following Business Day Convention

Floor Floating Rate Payer initial Calculation Period	The initial Calculation Period shall accrue from and including 30 July 2004 to but excluding 30 January 2005, subject to adjustment in accordance with the Modified Following Business Day Convention

Floor Rate	(i) For the first two Calculation Periods if on any Reset Date the Floating Rate Option is set at or below 1.75 pct, the Floor Rate for that Calculation Period only shall be equal to 4.00 pct.

(ii) For the first two Calculation Periods if on any Reset Date the Floating Rate Option is set above 1.75 pct, no payment shall occur in respect of the Floor Rate for the Calculation Period only.

(iii) For the remaining Calculation Periods if on any Reset Date the Floating Rate Option is set above 2.75 pct, no payment shall occur in respect of the Floor Rate for the Calculation Period only.

Floating Rate Option	USD-LIBOR-BBA

Financial Markets

280 Bishopsgate

   London EC2M 4RB

Designated Maturity	6 months

Floating Rate Day Count Fraction	Actual/360

Spread	None

Reset Dates	The first day of each Calculation Period

Business Days	London and New York

Calculation Agent	The Royal Bank of Scotland plc or, if different, as stated in the Agreement.

Account Details

Payments to Cap Floating Rate Payer	To be advised

Payments to the Floor Floating Rate Payer	To be advised

Offices

The Office of the Cap Floating Rate Payer for the Transaction is	London

The Office of the Floor Floating Rate Payer for the Transaction is	Athens

Each party represent to the other party on the trade date of this Transaction that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for this Transaction):-

(a) Non-Reliance. It is acting for its own account, and it has made its own independent decisions to enter into this Transaction and as to whether this Transaction is appropriate or proper for it based upon its own judgement and upon advice from such advisers as it has deemed necessary. It is not relying, and has not relied, on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into this Transaction; it being understood that information and explanation related to the terms and condition of this Transaction shall not be considered investment advice or a recommendation to enter into this Transaction, no communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of this Transaction.

(b) Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of this Transaction. It is also capable of assuming, and assumes, the risks of this Transaction.

Financial Markets

280 Bishopsgate

   London EC2M 4RB

(c) Status of Parties. The other party is not acting as a fiduciary for or an adviser to it in respect of this Transaction.

The Royal Bank of Scotland plc a member of the London Stock Exchange and regulated by Financial Services Authority.

This Confirmation is in final form and supersedes all previous Confirmations and communications in respect of this Transaction. No hard copy will follow.

In the event that you disagree with any part of this Confirmation please telephone the send so that the discrepancy may be quickly resolved. Please note that our telephone conversations with you may be recorded.

Alternatively you may send an e-mail to confirmations@bros.com.

We are pleased to have completed this Transaction and look forward to dealing with you again in the near future.

Please confirm that the foregoing correctly sets forth the terms of our agreement by a return document to The Royal Bank of Scotland plc substantially to the following effect:

“Re USD21,460,000.00 Interest Rate Collar Our ref: SPD1143

We acknowledge receipt of your document dated 2 April 2003 with respect to the abovereferenced Transaction between The Royal Bank of Scotland plc and Tsakos Energy Navigation Limited with an Effective Date of 30 July 2003 and a Termination Date of 30 July 2008 and confirm that such document correctly sets forth the terms of our agreement relating to the Transaction described therein. Yours faithfully, Tsakos Energy Navigation Limited by [specify name and title of authorised officer].”

Confirmed as of the date first written	Yours Sincerely

/s/ ALEXIA KLEONAKOS	/s/ LAMBROS VARNAVIDES

Name:	Name:
Title:	Title: Authorized Signatory
Tsakos Energy Navigation Limited	The Royal Bank of Scotland plc
Athens	London